UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 7, 2022

Benessere Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39836	85-3223033
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

78 SW 7th Street, Unit 800

Miami, FL 33130

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (561) 467-5200

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, one Right and three-fourths of one Redeemable Warrant	BENEU	The NASDAQ Stock Market LLC
Class A Common Stock, par value $0.0001 per share	BENE	The NASDAQ Stock Market LLC
Rights, exchangeable into one-tenth of one share of Class A common Stock	BENER	The NASDAQ Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share Class A Common Stock for $11.50 per share	BENEW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On July 8, 2022, Benessere Capital Acquisition Corp. (the “Company”) filed an amendment to the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Extension Amendment”). The Extension Amendment extends the date by which the Company must consummate its initial business combination from July 7, 2022 to January 7, 2023, or such earlier date as determined by the Company’s board of directors (the “Board”).

The foregoing description is qualified in its entirety by reference to the Extension Amendment, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On July 7, 2022, the Company held a special meeting of stockholders (the “Meeting”), which was adjourned until July 8, 2022 to confirm voting results by the inspector of election. At the Meeting, the Company’s stockholders approved the Extension Amendment extending the date by which the Company must consummate its initial business combination from July 7, 2022 to January 7, 2023, or such earlier date as determined by the Board (the “Extension Amendment Proposal”).

The final voting results for the Extension Amendment Proposal were as follows:

For	Against	Abstain	Broker Non-Votes
9,309,593	0	0	0

In connection with the Special Meeting, the Company has extended the deadline for holders of the Company’s Class A common stock issued in the Company’s initial public offering to submit their shares for redemption in connection with the extension to 5:00 p.m. Eastern Time on Thursday, July 14, 2022 (the “Redemption Extension”).

Item 8.01.	Other Events

On July 11, 2022, the Company issued a press release announcing that the Company’s stockholders have approved the Extension Amendment and announcing the Redemption Extension.

The press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

3.1	Amendment to Amended and Restated Certificate of Incorporation.

99.1	Press Release dated July 11, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Benessere Capital Acquisition Corp.

Dated: July 11, 2022	By:	/s/ Patrick Orlando
	Name:	Patrick Orlando
	Title:	Chief Executive Officer

Exhibit 3.1

SECOND AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BENESSERE CAPITAL ACQUISITION CORP.

Pursuant to Section 242 of the

Delaware General Corporation Law

BENESSERE CAPITAL ACQUISITION CORP. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1.

The name of the Corporation is Benessere Capital Acquisition Corp. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on September 25, 2020 (the “Original Certificate”). An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on January 4, 2021 (the “Amended and Restated Certificate of Incorporation”). An Amendment to the Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on January 7, 2022 (the “First Amendment to the Amended and Restated Certificate of Incorporation”).

2.	This Second Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

3.

This Second Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of 65% of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”).

4.	The text of Section 9.1(b) of Article IX is hereby amended and restated to read in full as follows:

(b)

Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 3, 2020, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes (less up to $100,000 interest to pay dissolution expenses), none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial business combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial business combination within 24 months from the closing of the Offering (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open (the “Deadline Date”) and (iii) the redemption of shares in connection with a vote seeking (a) to modify the substance or timing of the Corporation’s obligation to provide for the redemption of the Offering Shares in connection with an initial business combination or amendments to this Amended and Restated Certificate of Incorporation prior thereto or to redeem 100% of such shares if the Corporation has not consummated an initial business combination by the Deadline Date or (b) with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity (as described in Section 9.7). Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

IN WITNESS WHEREOF, Benessere Capital Acquisition Corp. has caused this Second Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of this 8th day of July, 2022.

BENESSERE CAPITAL ACQUISITION CORP.

By:	/s/ Patrick Orlando

Name:	Patrick Orlando
Title:	Chairman and Chief Executive Officer

Exhibit 99.1

Benessere Capital Acquisition Corp. Announces Stockholder Approval of Extension of Deadline to Complete Business Combination

NEW YORK, July 11, 2022 /Accesswire/ — Benessere Capital Acquisition Corp. (Nasdaq: BENE, BENEU, BENEW, and BENER) (“Benessere” or the “Company”) today announced that its stockholders have approved an extension of the date by which the Company must consummate a business combination from July 7, 2022 to January 7, 2023, or such earlier date as determined by the Company’s board of directors (the “Extension”). The Extension was approved by vote held at the special meeting of stockholders (the “Special Meeting”) on July 7, 2022, which meeting was adjourned until July 8, 2022 to confirm voting results by the inspector of election. The Extension provides Benessere with additional time to complete the previously announced proposed business combination with eCombustible Energy LLC (“eCombustible”), a leading innovator and provider of customizable hydrogen-based fuel for thermal industrial applications.

In connection with the Special Meeting, the Company has extended the deadline for holders of the Company’s Class A common stock issued in the Company’s initial public offering to submit their shares for redemption in connection with the Extension to 5:00 p.m. Eastern Time on Thursday, July 14, 2022.

Additional Information and Where to Find It

In connection with the proposed business combination among Benessere, eCombustible Energy, BCAC Holdings, Inc. (“BCAC Holdings”), and its wholly owned subsidiaries, and which we refer to as the “Business Combination,” BCAC Holdings has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-262669) (the “Registration Statement”). This Registration Statement includes a document that serves as a preliminary prospectus of BCAC Holdings and a preliminary proxy statement of Benessere, and is referred to as a proxy statement/prospectus. The Registration Statement has not yet become effective. Following the Registration Statement having been declared effective by the SEC, a final prospectus/definitive proxy statement and other relevant documents will be mailed to Benessere’s stockholders as of a record date to be established for voting on the proposed Business Combination. This press release is not a substitute for the Registration Statement, the final prospectus/definitive proxy statement or any other document that BCAC Holdings has or will file with the SEC, or that Benessere has or will file with the SEC or send to its stockholders, in connection with the proposed Business Combination. Before making any voting or investment decision, investors and security holders of Benessere, eCombustible and BCAC Holdings are advised to read the Registration Statement, all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination, because these documents will contain important information about the proposed Business Combination and the parties to the proposed Business Combination. Investors, security holders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BCAC Holdings or Benessere, free of charge, through the website maintained by the SEC at www.sec.gov or by directing a request to: Patrick Orlando, Benessere Capital Acquisition Corp., 78 SW 7th Street, Unit 800, Miami, Florida 33130.

Participants in the Solicitation

Benessere, eCombustible, BCAC Holdings, and certain of their respective directors and officer, under SEC rules, may be deemed to be participants in the eventual solicitation of proxies of Benessere’s stockholders in connection with the proposed Business Combination. Information concerning the interests of Benessere’s, eCombustible’s and BCAC Holdings’ participants in the solicitation, which may, in some cases, be different than the interests of Benessere’s, eCombustible’s and BCAC Holdings’ stockholders and equity holders generally, is set forth in the proxy statement/prospectus contained in the Registration Statement relating to the Business Combination.

Prospective investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of such individuals in BCAC Holdings’ filings with the SEC, including the Registration Statement, and Benessere’s filings with the SEC, including its Form 10-K filed with the SEC on April 12, 2022. To the extent that holdings of Benessere’s securities have changed since the amounts in Benessere’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Such information will also be contained in the final prospectus/definitive proxy statement when available. You may obtain free copies of these documents from the sources indicated in the first paragraph above.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including (without limitation) statements regarding the anticipated timing of the Business Combination (as defined below) and the potential benefits and attributes of eCombustible’s solution and technology. These forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Benessere’s securities, (ii) the risk that the Business Combination may not be completed by Benessere’s business combination deadline and the potential failure to obtain a further extension of the business combination deadline if sought by Benessere, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the merger agreement by the stockholders of Benessere, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (v) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (vi) the effect of the announcement or pendency of the Business Combination on eCombustible’s business relationships, operating results, prospects and business generally, (vii) risks that the proposed Business Combination disrupts current plans and operations of eCombustible, (viii) the outcome of regulatory investigations or any legal proceedings that may be instituted against eCombustible or against Benessere related to the merger agreement or the proposed Business Combination, (ix) changes in the energy markets in which eCombustible competes, including with respect to its competitive landscape, technology evolution or regulatory changes, (x) changes in domestic and global general economic conditions, (xi) the risk that eCombustible is not able to recognize revenue for its products or secure additional contracts that generate revenue, (xii) risk that eCombustible may not be able to execute its growth strategies; (xiii) risks related to the ongoing COVID-19 pandemic and response, (xiv) risk that eCombustible may not be able to develop and maintain effective internal controls, (xv) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xvi) risks related to competition in the markets in which eCombustible intends to compete, (xvii) risks related to the early stage of eCombustible’s business, and (xviii) and those factors discussed in Benessere’s filings with the SEC and that that will be contained in the Registration Statement relating to the proposed Business Combination.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement and other documents to be filed by Benessere from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Benessere and eCombustible may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of Benessere or eCombustible gives any assurance that Benessere or eCombustible, or the combined company, will achieve its expectations.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

About Benessere Capital Acquisition Corp.

Benessere Capital Acquisition Corp. (Nasdaq: BENE) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Benessere’s strategy is to identify and complete business combinations with technology-focused middle market and emerging growth companies in North, Central and South America. For more information, please visit www.benespac.com.

About eCombustible Energy

eCombustible Energy offers a long-term fuel supply solution that is designed to provide the world’s most fossil-fuel dependent industries with a fuel that is carbon-free, cost-competitive, and requires little to no modification to existing customer equipment. The efficacy of its hydrogen-based fuel, eCombustible, has been validated through testing and independent assessments by third-party engineering firms and other experts.

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MEDIA CONTACTS

Benessere Capital Acquisition Corp.

Francoise Jakobsson

info@beneinvest.com

eCombustible Energy

Isys Caffey-Horne

Isys@stripetheory.com

404-368-7070